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                                                               EXHIBIT (a)(1)(H)


For immediate release

RIVIANA FOODS ANNOUNCES COMPLETION OF CASH TENDER OFFER FOR ITS SHARES

         Houston, Texas (September 2, 2004)-- RIVIANA FOODS INC. (NASDAQ/NMS:
RVFD) today announced the successful completion of the subsequent offering period of Ebro Puleva Partners G.P.'s tender offer for all the outstanding common stock of Riviana for $25.75 per share, which expired at 5:00 p.m., New York City time, on Wednesday, September 1, 2004.

         According to the Bank of New York, the depositary for the offer, 13,947,076 shares of common stock of Riviana were validly tendered in the initial offering period and subsequent offering period and not withdrawn, representing approximately 96 percent of all outstanding shares of common stock of Riviana. Ebro Puleva Partners has accepted for payment all of the Riviana shares validly tendered in the initial offering period and subsequent offering period. Shareholders who validly tendered prior to the expiration of the offer and whose shares were not properly withdrawn will promptly receive the offer price of $25.75 net per share, in cash.

         Ebro Puleva S.A. announced that since it has acquired more than 90 percent of the outstanding shares of common stock of Riviana, it intends to effect a "short-form" merger under Delaware law without action by any other stockholder. Ebro Puleva Partners has formed a wholly-owned subsidiary, Ebro Puleva, Inc., for the purposes of consummating the merger. On the consummation of the merger, Ebro Puleva, Inc. will be merged with and into Riviana and each remaining share of Riviana's common stock will be converted into the right to receive $25.75 in cash, and Riviana will become a wholly-owned subsidiary of Ebro Puleva Partners.

         Goldman, Sachs & Co. acted as exclusive advisor to Riviana.

         NOTICE TO INVESTORS

         This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. Ebro Puleva S.A. has filed with the Securities and Exchange Commission (the "Commission") a tender offer statement on Schedule TO, as amended, and Riviana Foods Inc. has filed with the Commission a solicitation/recommendation statement on Schedule 14D-9, as amended, with respect to the tender offer. Riviana stockholders are advised to read Ebro Puleva's tender offer statement, as amended, and Riviana's solicitation/recommendation

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statement, as amended, because they contain important information about Ebro
Puleva, Riviana, the tender offer and the merger. Riviana stockholders may obtain free copies of these statements from the Commission's website at www.sec.gov, or by contacting Georgeson Shareholder Communication Inc., toll-free at (800) 223-2064.

         Ebro Puleva, S.A. is the leading Spanish food group, with interests in sugar, dairy and rice products. Its brands include Puleva(R) dairy products, Azucarera(R) sugar, and the Cigala(R), Brillante(R) and Nomen(R) rice brands.

         Based in Houston, Texas, Riviana Foods Inc. is one of the largest processors, marketers and distributors of branded and private label rice products in the United States. Principal brands include MAHATMA(R), Carolina(R) and SUCCESS(R). The Company has additional food operations in Central America and Europe. Visit our website at www.riviana.com.

         This press release includes forward-looking statements under the rules of the Securities and Exchange Commission. Although the Company believes that the expectations reflected in these statements are based upon reasonable assumptions, Riviana can give no assurance that these expectations will be achieved.